Exhibit 99.1

A2Z Fully Compliant with Nasdaq Listing Requirements; Warrant Extension

TEL AVIV, ISRAEL / ACCESSWIRE / October 23, 2024 / A2Z Cust2Mate Solutions Corp. (“A2Z” or the “Company”) (NASDAQ:AZ) (FRA - WKN: A3CSQ), a global leader in innovative technology solutions, today announced that it has received formal notice from the Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). As previously disclosed, the Company received a written notice from Nasdaq on April 24, 2024, notifying the Company that it had failed to meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market.

To regain compliance with the Listing Rule, the Company’s common shares were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days, which was achieved on October 21, 2024. Nasdaq has stated that this matter is now closed.

A2Z further announced that, the board of directors has approved the extension of the expiry dates of a total of 653,746 share purchase warrants (the “Warrants”), by twelve months to Nov 6, 2025 (the “Warrant Extension”). The Warrants were issued pursuant to private placements which closed on November 8, 2022. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of US$3.75 per common share, and all other terms of the Warrants, including exercise price, will remain the same.

About A2Z Cust2mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

For more information on A2Z Cust2mate Solutions Corp. (NASDAQ:AZ)($AZ)(FRA - WKN:A3CSQ) and its subsidiary, Cust2mate Ltd., please visit www.cust2mate.com.

Forward-looking Statements

Matters discussed in this press release may contain forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including whether the referenced patent will be granted. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings on EDGAR and with the SEC. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements contained in this announcement are made as of this date, and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Company Contact Information:

Gadi Graus, CEO
Gadi.g@a2zas.com
+972-73-370054

Investor Contacts:

John Gildea, VP corporate communication

john@a2zas.com

+353-8-68238177